September 8, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street NE

Washington, DC 20549

Re:	Entrepreneur Universe Bright Group

Form 10-K for Fiscal Year Ended December 31, 2022

Filed March 29, 2023

Response Dated September 6, 2023

File No. 000-56305

Dear Sir/Madam:

On behalf of Entrepreneur Universe Bright Group. (the “Company”), we are responding to the Staff’s comment letter dated September 6, 2023. For ease of reference, we have copied the Staff’s comments in italics as indicated below with the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2022

General

1.	With respect to your submission, we note that you have included language that such disclosure is “to the extent known by the company” and “known by the company.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response:	In response to the Staff’s comments, this is to supplementally confirm that the Company’s articles and the articles of the Company’s consolidated foreign operating entities do not contain wording from any charter or of the Chinese Communist Party.

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact the undersigned at the number above with any questions or comments regarding this filing.

In connection with the Staff’s comments, the Company hereby acknowledges that the Company and its management are responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, actions or absence of action by the staff.

Very truly yours,

Entrepreneur Universe Bright Group

/s/ Guolin Tao
Guolin Tao,
CEO